October 16, 2019

Carlos Macau, Jr.
Chief Financial Officer
HEICO CORP
3000 Taft Street
Hollywood, FL 33021

       Re: HEICO CORP
           Form 10-K for the period ended October 31, 2018
           Filed December 20, 2018
           File No. 001-04604

Dear Mr. Macau:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the period ended October 31, 2018 filed December 20, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 48

1. We note you exclude interest charges on borrowings from your Long-term debt obligations caption in your Contractual Obligations table. It appears that your interest expenses are increasing significantly year over year and the trend is continuing as of your
      10-Q for the period ended July 31, 2019. In light of this, please revise to include the estimated interest expense either in the table of contractual obligations or in a footnote disclosure below the table. Amounts may be based upon factors available as of the balance sheet date and disclosure should also include descriptive language that the balances may fluctuate based on future events and assumptions. Refer to footnote 46 of SEC Interpretive
      Release 33-8350 dated December 19, 2003.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Carlos Macau, Jr.
HEICO CORP
October 16, 2019
Page 2

absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant at (202)-551-3794 or Claire
Erlanger, Staff Accountant at (202) 551-3301 with any questions.



FirstName LastNameCarlos Macau, Jr.                      Sincerely,
Comapany NameHEICO CORP
                                                         Division of
Corporation Finance
October 16, 2019 Page 2                                  Office of
Manufacturing
FirstName LastName